 Exhibit 99.1

Kenon Announces Management Updates

Singapore, July 19, 2018. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces that Mr Barak Cohen, Co-CEO of Kenon, has informed the Board of Directors of Kenon of his intention to step down as Co-CEO, with effect from September 1, 2018. Mr Cohen has been appointed as a member of the Board of Directors of Kenon, with effect from the date of his resignation as Co-CEO. Mr Cohen will also remain a director of Kenon's subsidiary OPC Energy Ltd and Qoros, in which Kenon has a 24% interest.

Mr Cohen's transition from day to day management of Kenon as Co-CEO to a Board level supervisory role follows the positive developments in Kenon’s businesses in the past twelve months, which have changed the scope of Kenon's businesses. These developments include the transactions related to the new investor in Qoros, the sale of the Inkia power businesses and the IPO of OPC Energy Ltd, all in furtherance of Kenon's strategy. The Kenon Board of Directors thanks Mr Cohen for his service as Co-CEO and welcomes him to the Board.

Mr Robert L. Rosen, who is currently Co-CEO of Kenon, will remain as CEO of Kenon following Mr Cohen's resignation.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;

•	Qoros (24% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.
Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855